SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 5


                                       TO


                                      FORM


                                     N-8B-2


                               File No. 811-08293


           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES


                                 August 26, 2003


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940
                         ------------------------------


                 SCHWAB TRUSTS, SCHWAB TEN TRUST, 2003 SERIES B
                             (AND SUBSEQUENT SERIES)
                      and any other future trusts for which
                        Charles Schwab & Co., Inc. and/or
                     Hennion & Walsh, Inc. act as Depositors

     ----------------------------------------------------------------------
                               Name of Registrant

                         2001 Route 46, Waterview Plaza
                          Parsippany, New Jersey 07054
     ----------------------------------------------------------------------

                   Address and Principal Office of Registrant

   X         Not the issuer of periodic payment plan certificates.
------
             Issuer of periodic payment plan certificates.
----

Amended items 1, 2, 3, 6, 23, 25, 27, 28, 29 and 59.

I.       ORGANIZATION AND GENERAL INFORMATION
         ------------------------------------

               1.     (a)    Furnish name of the trust and the Internal Revenue
Service Employer Identification Number.

                      Schwab Trusts, Schwab Ten Trust, 2003 Series B (and Subsequent Series) and any other future trusts for which Charles Schwab & Co., Inc. and/or Hennion & Walsh, Inc. act as sponsors.

                      The Trust has no Internal Revenue Service Employer Identification Number.

               (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--

                 Schwab Trusts, Schwab Ten Trust, 2003 Series B
                             (and Subsequent Series)

               2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.


Charles Schwab & Co., Inc.                    Hennion & Walsh, Inc.
101 Montgomery Street                         2001 Route 46, Waterview Plaza
San Francisco, California 94104               Parsippany, New Jersey 07054
Internal Revenue Service                      Internal Revenue Service
Employer Identification                       Employer Identification
Number: 94-1737782                            Number:   22-3005841

               3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                                    Trustee:
                                    --------

                             The Bank of New York
                             101 Barclay Street
                             New York, New York 10286
                             Internal Revenue Service Employer
                             Identification Number: 13-5160382

               6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                      The form of Trust Indenture and Agreement among Charles Schwab & Co., Inc. and Hennion & Walsh, Inc., as Depositors, Hennion & Walsh Asset Management, Inc., Portfolio Supervisor and The Chase Manhattan Bank, as Trustee, to be employed by the Trust will be filed as
                      Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust.

                      The Indenture will be dated the initial date of deposit of the securities in Schwab Trusts, Schwab Ten Trust, 2003 Series B and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.

                      Substantially identical but separate Reference Trust Agreements will be executed for each Series of Trusts between the Depositors, the Portfolio Supervisor and Trustee. The respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date which is approximately thirteen months from the initial date of deposit.

               (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

                      See Item 6(a) above.

               23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                      Hennion & Walsh, Inc. and its directors, officers and employees are covered by a Brokers' Fidelity Bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

                      Charles Schwab & Co., Inc. and its directors, officers and employees are covered by a Brokers' Blanket Policy, Standard Form 14 in the amount of $50,000,000 aggregate.

II.      ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
         -----------------------------------------------------------

         Organization and Operations of Depositor
         ----------------------------------------

               25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                      Charles Schwab & Co., Inc. is a Corporation organized in 1971 under the laws of the State of California.

                      Hennion & Walsh, Inc. is a Corporation organized in 1989 under the laws of the State of New Jersey.

               27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                      See "Trust Administration - Sponsors" in Exhibit 2. Each of the Depositors is engaged in the underwriting and securities brokerage business and is a member of the National Association of Securities Dealers, Inc. Charles Schwab & Co., Inc. is a member of the New York Stock Exchange and the Pacific Stock Exchange.

         Officials and Affiliated Persons of Depositor
         ---------------------------------------------

               28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                      With respect to Charles Schwab & Co., Inc. see Form BD No. 8-16514 for Charles Schwab & Co., Inc., which is incorporated herein by reference.

                      With respect to Hennion & Walsh, Inc. reference is made to Exhibit F hereto.

               (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                      With respect to Charles Schwab & Co., Inc. see Form BD No. 8-16514 for Charles Schwab & Co., Inc., which is incorporated herein by reference.

                      With respect to Hennion & Walsh, Inc. reference is made to Exhibit F hereto.

         Companies Owning Securities of Depositor
         ----------------------------------------

               29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                      With respect to Charles Schwab & Co., Inc. see Form BD No. 8-16514 for Charles Schwab & Co., Inc., which is incorporated herein by reference.

                      With respect to Hennion & Walsh, Inc. reference is made to Exhibit F hereto.

III.     FINANCIAL AND STATISTICAL INFORMATION
         -------------------------------------

               59.    Financial Statements filed herewith:

               (c)(1) Balance Sheet of each of the Depositors for their last fiscal year.

                      With respect to Charles Schwab & Co., Inc. incorporated by reference to Form 10-K filed on March 21, 2003 (SEC File Number 001-09700).

                      With respect to Hennion & Walsh, Inc. reference is made to Form X-17A-5 Part III filed on March 5, 2003 (SEC File Number 008-41988) and included as Exhibit G hereto.

               (c)(2) Profit and Loss Statement and Statement of Surplus for each of the Depositors for their last fiscal year.

                      With respect to Charles Schwab & Co., Inc. incorporated by reference to Form 10-K filed on March 21, 2003 (SEC File Number 001-09700).

                      With respect to Hennion & Walsh, Inc. reference is made to Form X-17A-5 Part III filed on March 5, 2003 (SEC File Number 008-41988) and included as Exhibit G hereto.

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 26th day of August, 2003.

                                            SCHWAB TRUSTS, SCHWAB TEN TRUST,
                                            2003 SERIES B
                                            (and SUBSEQUENT SERIES)

                                            By: CHARLES SCHWAB & CO., INC.


                                                By:  /s/ JAMES C. WHITE
                                                    ----------------------------
                                                    Name:  James C. White
                                                    Title: Senior Vice President





                                            HENNION & WALSH, INC.

                                                By: /s/ WILLIAM W. WALSH
                                                    ----------------------------
                                                    Name:  William W. Walsh
                                                    Title: President





Attest:    /s/ RICHARD HENNION
           ----------------------------------
           Name:  Richard Hennion
           Title: Executive Vice President

                                  IV. EXHIBITS
                                      --------

No.               Description
---               -----------

1.                Form of Trust Indenture and Agreement (filed as Exhibit
                  99.1.1.1 to the Registration Statement on Form S-6 of the Trust).

2. Form of Prospectus for the Trust (filed with Registration Statement on Form S-6 of the Trust).

3. Third Restated Certificate of Incorporation of Charles Schwab & Co., Inc., as amended on May 6, 1996 (filed as Exhibit 3.7 to Form 10-Q SEC File No. 001-09700 on November 13, 1996 and incorporated herein by reference).

4. Second Restated Bylaws of Charles Schwab & Co., Inc., as amended on July 17, 1996 (filed as Exhibit 3.8 to Form 10-Q SEC File No. 001-09700 on November 13, 1996 and incorporated herein by reference).

5. Certificate of Incorporation and Certificate of Amendment of Hennion & Walsh, Inc. (filed as Exhibit 99.1.3.5 to the Form S-6 Registration Statement of the Trust and incorporated herein by reference).

6. Bylaws of Hennion & Walsh, Inc. (filed as Exhibit 99.1.3.6 to the Form S-6 Registration Statement of the Trust and incorporated herein by reference).


Exhibit F.

Exhibit G.

                                    EXHIBIT F
                                    ---------


                                                              As of May 28, 2003


II. Information as to each officer, director or partner of Hennion & Walsh, Inc., and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of Hennion & Walsh, Inc.

Name               Title/Position                Business Address
----               --------------                ----------------
William W. Walsh   President and Director        2001 Route 46, Waterview Plaza
                                                 Parsippany, New Jersey 07054

Richard Hennion    Executive Vice President      2001 Route 46, Waterview Plaza
                   and Director                  Parsippany, New Jersey 07054


As of the date hereof, none of the referenced persons own any Units of the Trust.

III. The business experience during the last five years of each officer and director of Hennion & Walsh, Inc.

William W. Walsh - President and Chief Executive Officer of Hennion & Walsh Asset Management, Inc. since April, 2003. President and Chief Executive Officer of Hennion & Walsh, Inc. since 1989.

Richard Hennion - Executive Vice President of Hennion & Walsh Asset Management, Inc. since April, 2003. Executive Vice President of Hennion & Walsh, Inc. since 1989.

Peter DeMarco - Managing Director of Hennion & Walsh Asset Management, Inc. since April, 2003. Managing Director of Hennion & Walsh, Inc. since February, 2003. Mr. DeMarco was Vice President at Investec Ernst & Company from April, 2001 to January, 2003 and a Senior Vice President of ING Funds Distributor, Inc. from February, 2000 to January, 2001. Mr. Demarco was also an Executive Vice President for Reich & Tang Distributors, Inc. from October, 1995 to February, 2000 and a Managing Director of Bear, Stearns & Co., Inc. from 1981 to October 1995.

Alexander Vermitsky Jr. - Director of Compliance of Hennion & Walsh Asset Management, Inc. since April, 2003. Director of Compliance of Hennion & Walsh, Inc. since May, 2002. Mr. Vermitsky was also Chief Compliance Officer at Samuel
A. Ramirez & Co., Inc. from 1975 to 2002.

IV. Each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of Hennion & Walsh, Inc.


The outstanding voting securities of Hennion & Walsh, Inc. are entirely owned by natural persons.

                                    EXHIBIT G
                                    ---------

                              HENNION & WALSH, INC.
                              ---------------------

                        STATEMENT OF FINANCIAL CONDITION
                        --------------------------------

                             AS OF DECEMBER 31, 2002
                             -----------------------

                                                  ASSETS
                                                  ------
CURRENT ASSETS
   Cash in bank and on hand                                                               $          29,104
   Receivables from brokers and dealers                                                              28,672
   State and Municipal Government Obligations -
         long position, at market value                                                           3,353,358

   Investment securities, at market value                                                            39,088
   Interest receivable - State and Municipal Government Obligations                                  53,162
   Miscellaneous receivables and prepaid expenses                                                    54,124
   Deposit with clearing organization                                                                27,734
                                                                                            ---------------
         Total Current Assets                                                                     3,585,242
         --------------------

FIXED ASSETS
------------

   Office furniture, fixtures and equipment                                $    180,146

         Less:  Accumulated depreciation                                         27,993
                                                                             ----------
         Total Fixed Assets                                                                         152,153
         ------------------

OTHER ASSETS
------------

   Security deposits                                                                                125,000
                                                                                            ---------------
                                                                                                 $3,862,395
                                                                                            ===============

                                  LIABILITIES AND SHAREHOLDERS' EQUITY
                                  ------------------------------------

CURRENT LIABILITIES
-------------------

   Payable to brokers and dealers                                                             $1,599,511
   State and Municipal Government Obligations -
         short position, at market value                                                         179,976

   Accounts payable, accrued expenses and taxes                                                  601,414
                                                                                         ---------------

         Total Liabilities                                                                     2,380,901
         -----------------

COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------

SHAREHOLDERS' EQUITY
--------------------

     Common stock
         Authorized 2,500 shares, no par value
         Issued and outstanding 250 shares                                   $   15,000
     Capital in excess of par value                                             173,402
     Undistributed Sub-Chapter S income                                       1,293,092
                                                                         --------------

         Total Shareholders' Equity                                                            1,481,494
         --------------------------                                                      ---------------

                                                                                               3,862,395
                                                                                         ===============

                             See accompanying notes.

                              HENNION & WALSH, INC.
                              ---------------------

                               STATEMENT OF INCOME
                               -------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      ------------------------------------

INCOME
------
   Trading profits                                                                            $7,721,775
   Commission income                                                                           1,195,408
   Interest Income                                                                                76,062
   Miscellaneous income                                                                           79,894
                                                                                      -------------------
         Total Income                                                                          9,073,139
         ------------

EXPENSES
--------

   Salaries and commissions                                               $4,530,180
   Interest                                                                  134,558
   Clearance charges                                                         563,402
   Assessments and fees                                                      140,254
   Payroll taxes                                                             295,636
   Sales expense                                                               1,009
   Insurance                                                                  55,187
   Rent                                                                      208,106
   Line charges                                                              169,619
   Telephone and telegraph                                                   201,415
   Office expenses and stationery                                            135,213
   Auto expense                                                               27,948
   Equipment rental                                                           87,574
   Dues and subscriptions                                                      9,649
   Postage                                                                    69,802
   Professional fees                                                          96,359
   Advertising                                                                26,085
   Entertainment and promotion                                               104,743
   Pension expense                                                            34,135
   Depreciation and amortization                                               8,994
   Group insurance and medical reimbursement                                 213,243
   Contributions                                                               8,930
   Miscellaneous                                                              11,660
   Employee training                                                           7,716
   Travel                                                                     74,475
   Loss on abandonment of fixed assets                                        11,416
   Moving expense                                                             97,708
                                                                       --------------
         Total Expenses                                                                        7,325,016
         --------------                                                               -------------------

NET INCOME BEFORE PROVISION FOR INCOME TAXES                                                   1,748,123
--------------------------------------------
PROVISION FOR INCOME TAXES                                                                        23,286
--------------------------                                                            -------------------

NET INCOME                                                                                    $1,724,837
----------
                                                                                      ===================

                             See accompanying notes.

                              HENNION & WALSH, INC.
                              ---------------------

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  --------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      ------------------------------------

BALANCE - JANUARY 1, 2002                                                                       $801,988
-------------------------
   Add: Net income                                                                             1,724,837
                                                                                          --------------
                                                                                               2,526,825

   Less: Shareholder withdrawals                                                               1,045,331
                                                                                          --------------

   BALANCE - DECEMBER 31, 2002                                                                $1,481,494
   ---------------------------                                                            ==============


                             See accompanying notes.

                              HENNION & WALSH, INC.
                              ---------------------

                             STATEMENT OF CASH FLOWS
                             -----------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      ------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------
   Net income                                                                                        $ 1,724,837
   Depreciation and amortization                                                                           8,994
   Loss on abandonment of fixed assets                                                                    11,416
   Net (increase) in operating assets and liabilities, detailed below                               (    535,091)
                                                                                              -------------------
         Net Cash Provided by Operating Activities                                                     1,210,156
         -----------------------------------------                                            -------------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------

   Shareholders' withdrawals                                                                        (  1,045,331)
   Purchase of equipment                                                                            (    159,970)
                                                                                              -------------------
         Net Cash Used in Investing Activities                                                      (  1,205,301)
         -------------------------------------                                                -------------------

CASH FLOWS FROM FINANCING ACTIVITIES                                                                       -0-
------------------------------------                                                          -------------------

   Net increase in cash                                                                              $     4,855

CASH - JANUARY 1, 2002                                                                                    24,249
----------------------                                                                        -------------------

CASH - DECEMBER 31, 2002                                                                                  29,104
------------------------                                                                      ===================

OPERATING ASSETS AND LIABILITIES
--------------------------------

   (Increase) decrease - receivable from brokers and dealers                                        ($     5,808)
   (Increase) decrease - State and Municipal Government Obligations, at market value                (  1,145,171)
   (Increase) decrease - investment securities, at market value                                           29,942
   (Increase) decrease - interest receivable - State and Municipal Government Obligations           (     20,506)
   (Increase) decrease - miscellaneous receivables and prepaid expenses                             (      9,370)
   (Increase) decrease - deposit with clearing organization                                         (        187)
   (Increase) decrease - security deposits                                                          (    125,000)
   (Increase) decrease - payable to brokers and dealers                                                  477,450
   (Increase) decrease - accounts payable, accrued expenses and taxes                                    162,714
   (Increase) decrease - State and Municipal Governmental Obligations - short position,
                           at market value                                                               100,845
                                                                                              -------------------

INCREASE IN OPERATING ASSETS AND LIABILITIES                                                        ($   535,091)
--------------------------------------------                                                  ===================

SUPPLEMENTAL CASH FLOW INFORMATION
----------------------------------

   Amount paid for:
         Interest expense                                                                            $   134,558
                                                                                              ===================
         Income taxes                                                                                $     -0-
                                                                                              ===================

                             See accompanying notes.

                                          HENNION & WALSH, INC.
                                          ---------------------

                                      NOTES TO FINANCIAL STATEMENTS
                                      -----------------------------

                                            DECEMBER 31, 2002
                                            -----------------

NOTE 1 -          ACCOUNTING POLICIES
------            -------------------
                  The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

                  TRANSACTIONS
                  ------------
                  State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

                  INVENTORY VALUATION
                  -------------------
                  State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

                  FIXED ASSETS
                  ------------
                  Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

                  Maintenance and repair costs are charged to operations as incurred; renewals and betterments are charged to the appropriate asset account.

                  On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 -          COMMITMENTS AND CONTINGENT LIABILITIES
------            --------------------------------------
                  The Company's future minimum lease commitments under real estate leases are as follows:

                       Year Ended
                       ----------
                  December 31, 2003                           $     432,951
                  December 31, 2004                                 432,951
                  December 31, 2005                                 432,951
                  December 31, 2006                                 432,951
                  December 31, 2007                                 435,589
                  December 31, 2008 and thereafter                2,284,335
                                                              ------------------
                                                              $   4,451,728
                                                              ==================

                  Counsel for the Company has informed us that there is no litigation of a material nature pending against the Company.

                  Except as noted above, the Company has no other commitments or contingent

                                          HENNION & WALSH, INC.
                                          ---------------------

                                      NOTES TO FINANCIAL STATEMENTS
                                      -----------------------------

                                            DECEMBER 31, 2002
                                            ----------------

                  liabilities, nor any off-balance sheet risk.

NOTE 3 -          INCOME TAXES
------            ------------
                  The Company, with the consent of its shareholders, has elected to have its income or loss reported directly by the shareholders under provisions of Sub-Chapter S of the Internal
                  Revenue Code. Therefore, there is no provision for Federal
                  Income Taxes. Beginning in 1994, the Company has elected to be taxed under the S-Corporation rules for the State of New
                  Jersey.

NOTE 4 -          FAIR VALUE
------            ----------
                  The carrying amounts reflected in the balance sheet for cash, receivables, securities and payables to brokers and dealers approximate their respective fair values.

NOTE 5 -          NET CAPITAL REQUIREMENTS
------            ------------------------
                  As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commissions Uniform
                  Net Capital Rule which requires that the Company maintain net capital, as defined, or $250,000, whichever is greater. At
                  December 31, 2002 the Company had a net capital of $934,654, which exceeded the requirements by $684,654.

NOTE 6 -          USE OF ESTIMATES
------            ----------------
                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.